

FOR IMMEDIATE RELEASE   Contact: Jeff Grossman
                                                 Solebury Communications Group
                                                 678-421-3800
                                                 IR@primedia.com

PRIMEDIA REPORTS FOURTH QUARTER AND FULL YEAR 2010 RESULTS
– Announces 13th Consecutive Quarterly Dividend –

ATLANTA (March 3, 2011) – PRIMEDIA Inc. (NYSE: PRM), a leading provider of online, print and mobile platforms that provide renters and new home buyers with the information and tools they need to find the ideal place to live, today reported results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter Highlights

- Total revenue of $55.8 million, a $5.4 million decrease compared to fourth quarter 2009.
- Apartments revenue of $46.7 million, a $3.8 million decrease compared to fourth quarter 2009.
- Adjusted EBITDA of $19.3 million, a $2.0 million increase compared to fourth quarter 2009.
- Adjusted EBITDA margin increased to 34.5% from 28.2% for fourth quarter 2009.
- Income from continuing operations decreased $1.4 million to $6.0 million, or $0.13 per common share.
- Net income of $6.3 million, or $0.14 per common share.

Full Year Highlights

- Total revenue of $232.2 million, a $25.7 million decrease compared to 2009.
- Apartments revenue of $193.5 million, a $12.6 million decrease compared to 2009.
- Adjusted EBITDA of $68.8 million, a $9.4 million increase compared to 2009.
- Adjusted EBITDA margin increased to 29.6% from 23.0% for 2009.
- Income from continuing operations increased $15.1 million to $19.6 million, or $0.44 per common share.
- Net income of $18.3 million, or $0.41 per common share.
- Repurchased $14.4 million in long-term debt, resulting in a net gain of $1.4 million.

    Adjusted EBITDA is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

"During the fourth quarter of 2010, we continued to focus on growing our consumer audience by strengthening our online and mobile offerings, maximizing the leads we provide to our advertiser clients, growing our client count and streamlining our cost structure," said Charles Stubbs, president and CEO of PRIMEDIA.

"As a result, our Apartments/Rentals Network of sites ranked '#1 in renter traffic' among its competitors for the fourth quarter and the full year, averaging 3.8 million monthly unique visitors.* Apartments, our primary business, increased the number of apartment communities served by 5.3%, compared to fourth quarter 2009, and we increased the average monthly leads per community by over

25% on a full year basis. Consistent with our digital strategy, more than 80% of the leads we deliver to our advertiser clients are now derived from our websites and mobile applications.

"We continued to feel the effects of a challenging economic and market environment, with a 7.4% year-over-year revenue decline in our largest business during the fourth quarter, as our clients generally tended to reduce overall advertising spend. However, we reduced our operating expenses by 17%, increased Adjusted EBITDA by 12% and expanded our Adjusted EBITDA margin by 630 basis points during the quarter. Our intense focus on streamlining our cost structure as we transition our lead generation primarily to our digital platforms helped drive a 16% improvement in Adjusted EBITDA for the full year.

"PRIMEDIA has a strong financial foundation, and we remain committed to managing our businesses with focused discipline as we invest in innovative growth opportunities," added Mr. Stubbs.

Fourth Quarter Revenue and Operations

Apartments – Apartment Guide, ApartmentGuide.com, Rentals.com and RentalHouses.com
Revenue for the Apartments division, representing approximately 94% of fourth quarter 2010 advertising revenue, declined to $46.7 million from $50.4 million in fourth quarter 2009. This decline included the impact of $0.6 million in revenue for which recognition will be delayed until first quarter 2011 as a result of clients transitioning contract renewals from Integrated advertising packages to Internet-based advertising packages. Cash flow is not affected by this delayed revenue recognition because billing cycles remain the same.

Apartment Guide, including ApartmentGuide.com, increased client count and grew the number of apartment communities served by 5.3%. Revenue declined 7.8% compared to fourth quarter 2009, primarily due to a decrease in revenue per community served. Revenue was impacted as a result of pricing pressure caused by negative economic and industry conditions, including high unemployment rates and low levels of new multi-family construction, and adverse market conditions, including relatively high occupancy levels and historically low effective rent levels. Competitive conditions also pressured pricing, as competitors continued to reduce advertising rates to retain clients.

Revenue from Rentals.com, including RentalHouses.com, decreased by 0.8% compared to fourth quarter 2009, primarily due to a decrease in revenue per listing, partially offset by an increase in the number of listings generated from property managers.

New Homes – NewHomeGuide.com, AmericanHomeGuides.com
Revenue from New Homes, representing approximately 6% of fourth quarter 2010 advertising revenue, declined by 16.3% to $3.2 million from $3.8 million in fourth quarter 2009. This decline includes the impact of $0.1 million in delayed revenue recognition, as discussed above. The Company anticipates continued pressure on this business for the foreseeable future and remains focused on reducing costs, while maintaining close relationships with its advertising clients to best position this business for opportunities when economic conditions improve.

DistribuTech
DistribuTech, the Company's distribution function, generated revenue of $6.0 million compared to $7.1 million in fourth quarter 2009, a 14.9% decline. This decline was primarily due to the planned reduction of retail locations serviced. The Company's overall distribution strategy is to reduce print distribution costs, including the elimination of less effective locations, while focusing on retaining and servicing locations that produce the best results for PRIMEDIA advertisers.

Business Trends and Outlook

The Company is aggressively pursuing enhancements to its product portfolio to provide more flexibility to its clients, based on specific markets and market segments, to purchase more customized mixes of products, features and services on a stand-alone and package basis. These enhancements are intended to maximize clients' advertising ROI and ultimately provide an opportunity for the Company to grow revenue as it continues to grow client count.

Given challenging economic and market conditions, the Company has limited visibility around 2011 revenue. For Apartments, the Company currently expects to see a 6.5% to 7.5% year-over-year decline in revenue for first quarter 2011, which includes delayed revenue recognition of approximately $0.6 million, or about 20% of such decline (see "Delayed Revenue Recognition" below for additional information). The Company also expects to see year-over-year declines in revenue for first quarter 2011 of approximately $1.0 million for New Homes and approximately $1.0 million for DistribuTech.

Other Fourth Quarter Financial Highlights

Operating Expenses
Operating Expenses declined by 16.8% to $36.6 million, driven primarily by reductions in Distribution and Circulation and Cost of Goods Sold. These reductions are the result of ongoing cost-cutting initiatives, which include print directory reformatting, distribution optimization and position eliminations, partially offset by an incremental increase in spending for Internet product development and search engine marketing.

Adjusted EBITDA
Total Adjusted EBITDA increased by 11.5% to $19.3 million from $17.3 million. This result reflects lower operating expenses of $7.4 million, offset by a decrease in revenue of $5.4 million. Adjusted EBITDA as a percentage of total net revenue increased to 34.5% from 28.2% in fourth quarter 2009.

Income and Earnings per Share from Continuing Operations
Income from continuing operations decreased to $6.0 million from $7.5 million in fourth quarter 2009. Diluted earnings per share from continuing operations decreased $0.04 to $0.13 from $0.17 in fourth quarter 2009. These decreases were primarily due to a decline in other income, increased amortization of intangible assets, provision for restructuring costs and non-cash compensation. These items were partially offset by increased Adjusted EBITDA and lower interest expense due to the $14.4 million repurchase of debt.

Net Income and Earnings per Share
Net income decreased to $6.3 million compared to $11.1 million in fourth quarter 2009. This change was mainly due to decreased discontinued operations and income from continuing operations. Earnings per common share was $0.14.

Free Cash Flow and Capital Expenditures
Free cash flow was $14.2 million, compared to $10.1 million for fourth quarter 2009. This change was primarily due to an increase in net cash provided by operating activities. The Company invested $3.0 million in capital expenditures, compared to $3.5 million in fourth quarter 2009. Free cash flow is a non-GAAP financial measure that is described and reconciled to the corresponding GAAP measure in the accompanying Financial Tables.

Balance Sheet

As of December 31, 2010, the Company's cash and cash equivalents balance was $7.6 million, compared to $9.5 million as of December 31, 2009. The Company had debt, net of cash, of $201.6 million at December 31, 2010, compared to net debt of $215.8 million at December 31, 2009.

Dividend

The Board of Directors of the Company has authorized a regular quarterly cash dividend of $0.07 per share of common stock, payable on or about March 23, 2011, to stockholders of record on March 14, 2011.

Delayed Revenue Recognition

The Company will adopt Accounting Standards Update 2009-13, *Multiple-Deliverable Revenue Arrangements*, effective January 1, 2011. This accounting standard requires a potential change in revenue recognition for arrangements with multiple deliverables, and an evaluation of these deliverables to determine whether they represent separate units of accounting. The allocation of revenue among the units follows a prescribed methodology under the standard. Application of this standard is limited to contracts that are new or materially modified after the implementation date. Additional information regarding the Company's adoption of this standard will be contained in the Company's Form 10-K for the year ended December 31, 2010.

Conference Call

The Company will host a conference call and audio webcast with investors, analysts and other interested parties today at 10:00 A.M. Eastern time. The call can be accessed live over the phone by dialing 1-877-941-2069 or for international callers, 1-480-629-9713. The passcode is 4407621. Additionally, a live audio webcast will be available to interested parties for a limited time only at www.primedia.com under the Investor Relations section.

A recorded version will be available after the conference call at 1-877-870-5176 in the U.S. or 1-858-384-5517 if you are outside the U.S. The replay ID is 4407621. The recorded version will be available shortly after the completion of the call until midnight, Eastern time, March 10, 2011.

*Rankings based on comScore Real Estate category of sites as custom-defined by PRIMEDIA to compare: PRIMEDIA Apartments/Rentals Network, Rent.com, ForRent.com Sites, NCI Rental Sites (ApartmentFinder.com), Apartments.com Sites, MyNewPlace.com and Move.com Rentals Network.

# # #

About PRIMEDIA Inc.

PRIMEDIA helps millions of consumers nationwide find apartments, houses for rent, or new homes for sale through its innovative Internet, print and mobile solutions. From publishing its flagship advertising-supported Apartment Guide since 1975 to launching industry-leading online real estate destinations such as ApartmentGuide.com, NewHomeGuide.com and Rentals.com, PRIMEDIA continues to simplify the consumer home search and drive leads that result in occupancy for property management companies, landlords, new home builders and real estate professionals. For more information visit www.primedia.com.

Forward-looking Statements

This release contains forward-looking statements as that term is used under the Private Securities Litigation Reform Act of 1995.When used in this release, words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek" and similar expressions identify forward-looking statements. These forward-looking statements are based on the current assumptions, expectations and projections of the Company's management about future events, and the Company can give no assurance that they will prove to be correct. These forward-looking statements are subject to risks and uncertainties, including those detailed from time to time in the Company's filings with the Securities and Exchange Commission, that may cause the Company's actual results to differ materially from those indicated in these forward-looking statements. Many of these risks and uncertainties are beyond the ability of the Company to control or predict. These potential risks and uncertainties include, among others, general economic trends and conditions and, in particular, related adverse trends and conditions in the apartment leasing and new home sales sectors of the residential real estate industry, as well as changes in technology and competition; the implementation and results of the Company's ongoing strategic and cost-cutting initiatives; the demand by customers for the Company's products and services; and expenses or adverse results from litigation. The Company cautions you not to place undue reliance on these forward-looking statements. All information in this release is as of March 3, 2011. The Company undertakes no duty to update or otherwise revise the information contained in this release.

Financial Tables follow

PRIMEDIA Inc.
Financial Tables (Unaudited)
($ in thousands, except per share amounts)[(A)]

Operational Data (Including Reconciliation of Adjusted EBITDA to Net Income)

	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2010		2009		2010		2009
Revenue, Net:								
Apartments	$	46,678	$	50,432	$	193,468	$	206,041
New Homes		3,151		3,766		13,786		18,530
Total Advertising Revenue		49,829		54,198		207,254		224,571
Distribution		6,005		7,055		24,964		33,360
Total Revenue, Net	$	55,834	$	61,253	$	232,218	$	257,931
Cost of Goods Sold	$	2,563	$	5,244	$	14,584	$	23,350
Marketing and Selling		16,684		18,264		74,274		77,421
Distribution and Circulation		8,895		12,897		39,865		60,870
General and Administrative Expenses		8,439		7,579		34,728		36,916
Total Operating Expenses	$	36,581	$	43,984	$	163,451	$	198,557
Adjusted Earnings before Interest, Taxes, Depreciation, Amortization and Other Credits (Charges) (B) (Adjusted EBITDA) (C)	$	19,253	$	17,269	$	68,767	$	59,374
Depreciation and Amortization of Property and Equipment		(3,295)		(3,258)		(12,845)		(13,256)
Amortization of Intangible Assets		(1,855)		(1,117)		(5,093)		(2,970)
Non-Cash Compensation		(607)		(53)		(2,672)		(1,284)
(Provision) Benefit for Restructuring Costs		(1,073)		16		(6,550)		(25,627)
Interest Expense		(2,759) (D)		(3,317) (D)		(11,313) (D)		(15,670) (D)
Amortization of Deferred Financing Costs		(212)		(233)		(881)		(915)
Other Income, Net		168 (E)		1,697 (E)		2,713 (E)		6,986 (E)
Income Before Provision for Income Taxes		9,620		11,004		32,126		6,638
Provision for Income Taxes		(3,594)		(3,535)		(12,501)		(2,098)
Income from Continuing Operations		6,026		7,469		19,625		4,540
Discontinued Operations		231 (F)		3,679 (F)		(1,361) (F)		(1,052) (F)
Net Income	$	6,257	$	11,148	$	18,264	$	3,488
Basic and Diluted Earnings (Loss) per Common Share:								
Continuing Operations	$	0.13	$	0.17	$	0.44	$	0.10
Discontinued Operations		0.01		0.08		(0.03)		(0.02)
Net Income	$	0.14	$	0.25	$	0.41	$	0.08
Basic Common Shares Outstanding (weighted-average)		44,211,848		44,146,959		44,195,208		44,124,538
Diluted Common Shares Outstanding (weighted-average)		44,737,266		44,207,002		44,437,845		44,214,003
Capital Expenditures, net	$	2,983	$	3,544	$	12,687	$	11,211

Balance Sheet Data

	At December 31, 2010		At December 31, 2009	
Cash and cash equivalents	$	7,563	$	9,472
Total debt, including current maturities	$	209,121	$	225,271
Common shares outstanding		44,272,064		44,146,959

Reconciliation of Free Cash Flow to Cash Provided By Operating Activities

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Net cash provided by operating activities	$ 17,299	$ 13,757	$ 37,889	$ 31,650
Additions to property and equipment	(2,983)	(3,544)	(12,687)	(11,211)
Capital lease payments	(89)	(130)	(422)	(607)
Free Cash Flow (G)	$ 14,227	$ 10,083	$ 24,780	$ 19,832
Supplemental information:				
Cash paid for interest (including interest on capital leases and restructured contracts)	$ 2,759	$ 3,225	$ 11,480	$ 15,916
Cash paid (refunded) for taxes, net	$ 102	$ (635)	$ (9,731)	$ (20,193)

(A) Slight variations due to rounding.

(B) Other credits (charges) include non-cash compensation and provision for restructuring costs.

(C) **Use of the Term Adjusted EBITDA -** Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, non-cash compensation, provision for restructuring costs and other. The Company believes that adjusted EBITDA provides useful information to investors because it is an integral part of the Company's internal evaluation of operating performance. These operating performance results are used by the Company's chief operating decision maker to make decisions about resource allocation and to assess performance.

Adjusted EBITDA is not intended to be, and should not be considered as, an alternative to net income as determined in conformity with accounting principles generally accepted in the United States of America. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate adjusted EBITDA in an identical manner, and, therefore, it is not necessarily comparable between companies.

(D) During 2009, the Company repurchased and retired $20.3 million in principal of its Term Loan B Facility for $14.9 million. During 2010, the Company repurchased and retired $14.4 million in principal of its Term Loan B Facility for $12.8 million. The Company also experienced favorable interest rates during 2010 compared to 2009.

(E) The Company retired $14.4 million in long-term debt, resulting in a net gain of $1.4 million during the twelve months ended December 31, 2010. During the three months ended December 31, 2009, the Company retired $6.3 million in long-term debt, resulting in a net gain of $1.3 million, and during the twelve months ended December 31, 2009, the Company retired $20.3 million in long-term debt, resulting in a net gain of $5.0 million. During the twelve months ended December 31, 2009, the Company recorded an other-than-temporary impairment charge related to a cost-method investment of approximately $1.5 million, and sold certain other cost-method investments for cash and recorded a corresponding gain of $2.3 million.

(F) For the three and twelve months ended December 31, 2010, the Company recognized an estimated tax benefit (provision) of less than $0.1 million and $(0.4) million, respectively, in discontinued operations. For the three and twelve months ended December 31, 2009, the Company recognized an estimated tax benefit of $0.5 million and $1.1 million, respectively, in discontinued operations.

(G) **Use of the Term Free Cash Flow -** Free cash flow is defined as net cash provided by (used in) operating activities, adjusted for additions to property and equipment, and capital lease payments. Discontinued operations are included until sold or shut down.

The Company believes that the use of free cash flow enables the Company's chief operating decision maker to make decisions based on the Company's cash resources. The Company believes that free cash flow provides useful information to investors as it is considered to be an indicator of the Company's liquidity, including its ability to reduce debt, make strategic investments and pay dividends.

Free cash flow is not intended to represent cash flows from operating activities as determined in conformity with accounting principles generally accepted in the United States of America. Free cash flow, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily define free cash flow in an identical manner, and, therefore, it is not necessarily comparable between companies.